                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 11)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 10, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        44,792,320
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                44,792,320

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                44,792,320

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       51.1%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       11,691,765
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               11,691,765

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               11,691,765

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.4%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania



NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       22,270,901
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               22,270,901



(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               22,270,901



(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.4%

(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 11 amends and supplements Items 4, 5 and 7 of the Statement on Schedule 13D dated December 16, 1994, as amended and supplemented by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to
Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to
Schedule 13D dated June 4, 1998, Amendment No. 6 to Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to
Schedule 13D dated July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998 and Amendment No. 10 to Schedule 13D dated July 27, 1998 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION


            On August 10, 1998, the AIG Subs sent the letter attached hereto as
Exhibit 1 to John B. De Nault, Chairman of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Between July 29, 1998 and August 10, 1998, AIG, through its subsidiary American Home, purchased 530,800 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $24.8750 to $26.9375 per share.

         American Home's and each other AIG Sub's current ownership interests in the Company and the Common Stock are as shown in the following table:

                                              Number of           Percentage of
                                              Shares of           Fully Diluted
                                              Common Stock        Shares of
Company                                       Obtainable Upon     Common Stock
(and state of                                 Conversion/         Outstanding
domicile)             Number of Shares        Exercise            (1)
---------------       ----------------        --------------      ------------
American Home         200 shares of           17,652                .02%
Assurance Company     Series A Preferred
(New York)            Stock (2)

                      11,674,113                 --               13.33
                      shares of Common
                      Stock (3)

Commerce &            5,414,827 shares of        --                6.18
Industry              Common Stock (2)
Insurance Company
(New York)

New Hampshire         5,414,827 shares of        --                6.18
Insurance Company     Common Stock (2)
(Pennsylvania)

National Union        22,270,901 shares          --               25.43
Fire Insurance        of Common Stock (4)
Company of
Pittsburgh, Pa.
(Pennsylvania)
                                                                 ------
                      Total Common
                      Shares                  44,792,320          51.14

-----------------

(1) Based on the number of shares of Common Stock outstanding as of June 30, 1998 (51,735,383 shares) as provided to AIG by the Company on August 6, 1998, as adjusted to give effect to the issuance of shares of Common Stock issued on July 27, 1998 on conversion of 224,750 shares of Series A Preferred Stock and on exercise of the 16 million Series A Warrants and issuable on conversion of the 200 shares of Series A Preferred Stock which remain outstanding.

(2) The number of shares of Series A Preferred Stock owned by the AIG Subs is 200 after conversion of 102,050 shares, 61,350 shares and 61,350 shares of Series A Preferred Stock by American Home, Commerce & Industry and New Hampshire, respectively, on July 27, 1998. The number of shares of Common Stock obtainable upon conversion by American Home of the 200 shares of Series A Preferred Stock remaining outstanding is 17,652 (or .02% of fully converted shares).

(3) American Home purchased 298,000 shares of Common Stock prior to November, 1991. American Home purchased 547,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between April 23, 1998 and May 12, 1998, 1,050,653 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 16, 1998 and July 7, 1998, and 240,200 shares of Common Stock in open market transactions effected on the New York Stock Exchange between July 23, 1998 and July 28, 1998. American Home purchased an additional 530,800 Shares of Common Stock in open market transactions effected on the New York Stock Exchange as follows:



        DATE                    SHARES                  PRICE
   July 29, 1998                 4,000                  $26.8750
        ''                      16,800                  $26.6250
        ''                       3,800                  $26.5000
        ''                       3,400                  $26.4375
        ''                       1,800                  $26.6875
   July 30, 1998                92,500                  $25.6875
        ''                       1,300                  $25.7500
        ''                       1,700                  $25.5625
        ''                      20,000                  $25.3125
        ''                      14,500                  $25.5000
   July 31, 1998                57,000                  $25.7500
        ''                      16,000                  $25.6875
        ''                      14,000                  $25.6250
  August 3, 1998                43,800                  $25.9375
        ''                      22,200                  $25.8125
        ''                       5,000                  $25.8750
  August 4, 1998                 6,000                  $25.6875
        ''                      46,900                  $25.7500
        ''                       3,800                  $25.8125
        ''                      23,300                  $25.8750
  August 5, 1998                22,100                  $25.3125
        ''                      15,800                  $25.2500
        ''                      10,100                  $24.8750
        ''                       5,000                  $25.3750
        ''                       1,000                  $24.9375
        ''                       2,500                  $25.0000
        ''                         500                  $25.1250
  August 6, 1998                 1,000                  $25.8750
        ''                       1,600                  $25.2500
        ''                       3,000                  $25.7500
  August 7, 1998                 1,400                  $25.8750
        ''                       1,000                  $26.0000
  August 10, 1998                9,600                  $26.4375
        ''                      20,900                  $26.6250
        ''                       3,000                  $26.8125
        ''                       1,500                  $26.5000
        ''                       5,200                  $26.1250
        ''                      27,800                  $26.9375

(4) National Union purchased 602,000 shares of Common Stock prior to June, 1994. National Union purchased an additional 557,500 shares of Common Stock in open market transactions effected on the New York Stock Exchange between May 13, 1998 and June 4, 1998 and 535,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 5, 1998 and June 15, 1998. In addition, National Union purchased 4,376,001 shares of Common Stock under the Stock Purchase Agreement on July 14, 1998 and 200,000 shares of Common Stock thereunder on July 15, 1998.


      (b). AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

      (c). AIG, American Home, Commerce & Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days, except for (i) the purchase by American Home between June 12, 1998 and August 10, 1998 of 1,581,453 shares of Common Stock as described above in footnote (3) and (ii) the purchase by National Union between June 12, 1998 and July 15, 1998, of 229,400 shares of Common Stock, the purchase of 4,376,001 shares of Common Stock pursuant to the Stock Purchase Agreement on July 14, 1998 and the purchase of 200,000 shares of Common Stock thereunder by AIG through National Union on July 15, 1998 as described above in footnote (4).

      (d) and (e).  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      (A) Exhibit 1 - Letter from American Home, Commerce & Industry, New Hampshire and National Union to John B. De Nault, Chairman of the Company, dated August 10, 1998.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President


                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President

                                 EXHIBIT INDEX


     (A) EXHIBIT 1 -- Letter from American Home, Commerce & Industry, New Hampshire and National Union to John B. De Nault, Chairman of the Company, dated August 10, 1998.